1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 31, 2005	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) ANNOUNCEMENT OF 2004 ANNUAL RESULT

HIGHLIGHTS

* Consolidated turnover and other revenues amounted to RMB33,021.2 million, an increase of 38.6% over year 2003.

* Consolidated profit for the year was RMB6,223.9 million, an increase of 75.2% over year 2003.

* Consolidated earnings per share was RMB0.56, an increase of 64.7% over year 2003.

* The board of Directors of the Company proposed to declare a final dividend of RMB0.176 per share for year 2004, the proposal will be submitted to the Annual General Meeting for approval.

The board of Directors of Aluminum Corporation of China Limited (Chinese characters) (the "Company") is pleased to announce the audited annual results of operations of the Company, its subsidiaries and jointly controlled entities (together the "Group") for the year ended December 31, 2004.

PRINCIPAL ACTIVITIES

The Group is the largest producer of alumina and primary aluminum in the People's Republic of China (the "PRC").

The principal activities of the Group are the production and sales of alumina and primary aluminum. Its principal products include alumina, primary aluminum, gallium and carbon.

RESULTS

The consolidated turnover and other revenues of the Group for 2004 amounted to RMB33,021.2 million, representing an increase of 38.6% over the previous year. The consolidated profit for the year was RMB6,223.9 million, representing an increase of 75.2% over the previous year. Consolidated earnings per share was RMB0.56, representing an increase of 64.7% over the previous year.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended December 31, 2004
		Year ended December 31,

		2004	2003
	Note	RMB'000	RMB'000

Turnover	2	32,313,076	23,245,858
Cost of goods sold		21,464,189	16,439,534

Gross profit		10,848,887	6,806,324
Other revenues	2	708,158	580,171
Expenses related to other revenues	3	592,630	512,220

Other revenues, net		115,528	67,951

Selling and distribution expenses	4	647,532	549,432
General and administrative expenses	5	1,220,902	1,047,461
Research and development expenses		132,635	173,359
Other expenses, net		3,383	25,543

Operating profit		8,959,963	5,078,480
Finance costs		408,992	451,411

Operating profit after finance costs		8,550,971	4,627,069
Share of (loss)profit of jointly controlled entities		(3,953)	1,193

Profit before income taxes		8,547,018	4,628,262
Income taxes	7	2,079,538	918,862

Profit after income taxes		6,467,480	3,709,400
Minority interests		243,540	157,370

Profit for the year		6,223,940	3,552,030

Dividend		1,944,778	1,060,788

Basic earnings per share	9	RMB0.56	RMB0.34

CONSOLIDATED BALANCE SHEET
As of December 31, 2004

		2004	2003
	Note	RMB'000	RMB'000

Non current assets
Intangible assets		729,153	706,015
Property, plant and equipment		33,464,575	25,554,197
Interests in jointly controlled entities		66,877	21,330
Interests in an associated company		45,000	-
Investments in securities		10,800	21,309
Deferred tax assets		307,370	136,878

Total non-current assets		34,623,775	26,439,729

Current assets
Investments in securities - mature within 1 year		10,860	-
Inventories		5,231,907	4,125,818
Accounts receivable, net	10	1,786,822	787,891
Due from related parties		438,658	452,498
Other current assets	11	664,578	675,919
Cash and cash equivalents		6,223,763	2,596,440

Total current assets		14,356,588	8,638,566

Current liabilities
Accounts payable	12	1,968,423	1,867,666
Due to related parties		636,215	387,864
Other payables and accruals	13	4,987,760	2,834,096
Income tax payable	7	1,078,508	564,642
Current portion of long-term loans		1,073,658	815,845
Unsecured short-term loans		3,448,910	3,801,285

Total current liabilities		13,193,474	10,271,398

Net current assets(liabilities)		1,163,114	(1,632,832)

Total assets less current liabilities		35,786,889	24,806,897

Financed by:

Share capital		11,049,876	10,499,900
Reserves		8,696,143	4,649,293
Retained earnings
Proposed final dividend		1,944,778	1,060,788
Unappropriated retained earnings		5,465,346	2,532,360

Issued capital and reserves		27,156,143	18,742,341

Minority interests		1,239,083	651,928

Non-current liabilities
Long-term loans		7,391,663	5,412,628

		35,786,889	24,806,897

NOTES

1.	Basis of preparation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants("HKICPA"). They have been prepared under the historical cost convention except that short-term investments and futures contracts are stated at fair value and held-to-maturity securities are stated at amortised cost.

HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after January 1, 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended December 31, 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

2.	Turnover, revenue and segment information

	Year ended December 31,

	2004	2003
	RMB'000	RMB'000

Turnover
Sales of goods, net of value-added tax	32,313,076	23,245,858

Other revenues
Sales of scrap and other materials	339,585	210,128
Supply of electricity, heat, gas and water	273,537	266,808
Rendering of services (Note)	33,145	76,680
Interest income	61,540	26,204
Income from unlisted investment securities	351	351

Total other revenues	708,158	580,171

Total revenues	33,021,234	23,826,029

Note:	Rendering of services mainly comprises revenues from the provision of transportation, machinery processing and production design services.

Primary reporting format - business segments

The Group is organized in the PRC into two main business segments:

*	Alumina segment - comprising mining and processing of bauxite into alumina and the associated distribution activities.

*	Primary aluminum segment - comprising production of primary aluminum and the associated distribution activities.

In addition, the Group's business includes other services provided by it. Activities of the headquarters and other operations of the Group, comprising research and development related to alumina and primary aluminum business carried out by Zhengzhou Research Institute and minor production and distribution of alumina hydrate, are grouped under corporate and other services segment.

All inter-segment and inter-plant sales are made at prices approximate to market prices.

	Year ended December 31,

	2004	2003
	RMB'000	RMB'000

Segment results
Turnover
Alumina
External sales	19,223,878	12,327,527
Inter-segment sales	4,226,150	3,131,674

	23,450,028	15,459,201

Primary aluminum
External sales	12,994,082	10,845,603
Corporate and other services
External sales	95,116	72,728
Inter-segment elimination	(4,226,150)	(3,131,674)

Total turnover	32,313,076	23,245,858

Cost of goods sold
Alumina	13,085,754	9,591,954
Primary aluminum	12,501,776	9,883,991
Corporate and other services	81,718	64,982
Inter-segment elimination	(4,205,059)	(3,101,393)

Total cost of goods sold	21,464,189	16,439,534

Gross profit
Alumina	10,364,274	5,867,247
Primary aluminum	492,306	961,612
Corporate and other services	13,398	7,746
Inter-segment elimination	(21,091)	(30,281)

Total gross profit	10,848,887	6,806,324

Other costs, net of other
revenues and other income
Alumina	992,683	757,709
Primary aluminum	524,506	516,375
Corporate and other services	90,304	86,083
Unallocated	281,431	367,677

Total other costs, net of other revenues
and other income	1,888,924	1,727,844

Segment operating profit (loss)
Alumina	9,371,591	5,109,538
Primary aluminum	(32,200)	445,237
Corporate and other services	(76,906)	(78,337)
Unallocated	(281,431)	(367,677)
Inter-segment elimination	(21,091)	(30,281)

Total operating profit	8,959,963	5,078,480
Finance costs	408,992	451,411

Operating profit after finance costs	8,550,971	4,627,069
Share of (loss) profit of jointly controlled entities	(3,953)	1,193

Profit before income taxes	8,547,018	4,628,262
Income taxes	2,079,538	918,862

Profit after income taxes	6,467,480	3,709,400
Minority interests	243,540	157,370

Profit for the year	6,223,940	3,552,030

Secondary reporting format - geographical segments

All operations of the Group are principally carried out in the PRC and the related assets are located there.

3.	Expenses related to other revenues

Expenses related to other revenues mainly include the cost of scrap and other materials sold and costs incurred in the supply of electricity, heat, gas and water.

4.	Selling and distribution expenses

	Year ended December 31,

	2004	2003
	RMB'000	RMB'000

Transportation and loading	313,692	271,398
Packaging expenses	193,968	157,173
Miscellaneous port expenses	38,321	39,315
Salaries and welfare expenses	27,179	28,543
Sales commission and other handling fee	15,922	13,762
Others	58,450	39,241

	647,532	549,432

5.	General and administrative expenses

	Year ended December 31,

	2004	2003
	RMB'000	RMB'000

Salaries and welfare expenses	393,777	362,887
Taxes other than income taxes (Note)	327,978	233,213
Depreciation - non production property, plant and equipment	71,295	71,016
Traveling and entertainment	68,115	50,846
Utilities and office supplies	43,588	41,524
Insurance	37,096	23,657
Amortization of goodwill	24,648	24,648
Repairs and maintenance	19,431	23,189
Auditors' remuneration
- audit fees	18,334	17,831
- audit related fees	500	-
- other fees	1,197	-
Loss on disposal of property, plant and equipment
- non production facilities	-	24,095
Provision (write-back of provision) for doubtful
debts and bad debts written off, net	(1,837)	7,231
Others	216,780	167,324

	1,220,902	1,047,461

Notes

Taxes other than income taxes mainly comprise land use tax, city construction tax and education surcharge. City construction tax and education surcharge are levied on an entity based on its total amount of consumption tax, value-added tax and business tax, which are actually paid.

6.	Expenses charged (written back) to the profit and loss account
	Year ended December 31,

	2004	2003
	RMB'000	RMB'000

Depreciation	2,312,540	2,043,983
Operating lease rentals in
respect of land and buildings	217,151	154,363
Loss on disposal of fixed assets (Note)	43,740	160,823
Amortization of mining rights	33,820	23,816
Provision (write-back of provision) for obsolete inventories	39,591	(15,223)

Note:

Loss on disposal of fixed assets for the year ended December 31, 2003 includes loss on the dismantling of certain aged production equipment to carry out technology renovation to the production line and equipment of the Company's Guizhou branch and loss on disposal of other non-production facilities.

7.	Taxation

The amount of taxation charged to the profit and loss account represents:

	Year ended December 31,

	2004	2003
	RMB'000	RMB'000

Current taxation:
PRC income tax	2,271,195	1,075,255
Over provision in prior years	(21,165)	(53,107)
Deferred tax	(170,492)	(104,144)

	2,079,538	918,004
Share of income tax attributable to
jointly controlled entities	-	858

	2,079,538	918,862

8.	Transfers to reserves

Transfers to reserves of the Group from the consolidated profit and loss account are as follows:

	Year ended December 31,

	2004	2003
	RMB'000	RMB'000

Statutory surplus reserve	685,107	394,196
Statutory public welfare fund	651,292	372,548

9.	Earnings per share

The calculation of basic earnings per share is based on the Group's profit for the year ended December 31, 2004 of RMB6,223,940,000 (2003: RMB3,552,030,000) and the weighted average number of 11,040,835,452 shares (2003: 10,499,900,153 shares) is issue during the year.

As there are no dilutive securities, there is no difference between basic and diluted earnings per share.

10.	Accounts receivable, net

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Trade receivables (Note (a))	262,627	384,992	191,669	228,543
Bills receivable (Note (b))	1,524,195	402,899	1,110,911	295,731

	1,786,822	787,891	1,302,580	524,274

(a)	Trade receivables
		Group		Company

		2004	2003	2004	2003
		RMB'000	RMB'000	RMB'000	RMB'000

	Gross trade receivables	567,864	721,943	437,241	494,731
	Less: Provision for
	doubtful accounts	(305,237)	(336,951)	(245,572)	(266,188)

		262,627	384,992	191,669	228,543

The Group performs periodic credit evaluation on its customers and different credit policies are adopted for individual customers accordingly.

Certain of the Group's sales were proceeded on the basis of advance payment or documents against payment. Subject to negotiation a credit period, which may be extended for up to one year, may be granted in respect of sales to large or long-established customers.

As of December 31, 2004, the aging analysis of trade receivables, net of provision made, was as follows:

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Within 1 month	162,331	163,065	119,167	81,746
Between 2 and 6 months	32,763	111,614	17,332	61,896
Between 7 and 12 months	18,838	27,764	13,800	15,313
Between 1 and 2 years	37,065	53,895	32,465	49,221
Over 2 years	11,630	28,654	8,905	20,367

	262,627	384,992	191,669	228,543

(b)	Bills receivable are bills of exchange with maturity dates of within six months.

11.	Other current assets

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Purchase deposits to suppliers	353,777	301,845	138,649	136,922
Other deposits and prepayments	118,462	158,943	58,397	102,892
Value-added tax recoverable	6,595	7,072	1,366	2,709
Short-term listed investments,
at fair value (Note(a))	41,530	50,080	-	-
Other receivables (Note(b))	144,214	157,979	100,214	94,604

	664,578	675,919	298,626	337,127

(a)	As of December 31, 2004, short-term listed investments primarily represented PRC treasury bonds held at fair value.

(b)

As of December 31, 2004, the balances of the Group and of the Company were stated net of provision for doubtful receivables of RMB164,523,000 (2003: RMB169,646,000) and RMB164,077,000 (2003: RMB169,058,000), respectively.

12.	Accounts payable

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Trade payables (Note (a))	1,919,330	1,441,175	1,672,667	1,135,833
Bills payable (Note (b))	49,093	426,491	12,000	223,491

	1,968,423	1,867,666	1,684,667	1,359,324

(a)	Trade payables

As of December 31, 2004, the aging analysis of trade payables was as follows:

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Within 1 month	1,280,298	1,071,310	1,084,876	860,698
Between 2 and 6 months	479,408	241,040	444,230	169,536
Between 7 and 12 months	71,739	46,504	63,181	38,373
Between 1 and 2 years	21,739	34,689	19,798	24,087
Between 2 and 3 years	9,916	10,550	7,844	8,591
Over 3 years	56,230	37,082	52,738	34,548

	1,919,330	1,441,175	1,672,667	1,135,833

(b)	Bills payable are repayable within six months.

13.	Other payables and accruals

	Group		Company

	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000

Accrued construction costs	1,587,818	763,095	901,613	734,112
Sales deposits from customers	1,507,443	696,678	1,135,061	541,437
Accrued payroll and bonus	745,200	412,727	692,910	335,752
Taxes other than income
taxes payable (Note)	517,148	279,358	496,290	273,944
Staff welfare payable	287,396	275,641	268,024	255,780
Accrued contributions to
retirement schemes	31,006	40,507	27,527	38,201
Interest payable	20,651	29,574	17,318	25,979
Other accruals	291,098	336,516	252,159	321,347

	4,987,760	2,834,096	3,790,902	2,526,552

Note:	Taxes other than income taxes payable mainly comprise value-added tax, land use tax, city construction tax and education surcharge payables.

SIGNIFICANT DIFFERENCES BETWEEN HK GAAP AND U.S. GAAP

The consolidated financial statements for the years ended December 31, 2003 and December 31, 2004 have been prepared in accordance with HK GAAP which may differ in various material respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in these financial statements, as well as additional disclosures required by U.S. GAAP.

Effect on net income of significant differences between HK GAAP and U.S. GAAP is as follows:

	Year ended December 31,

	2003	2004	2004
	RMB'000	RMB'000	US$'000

Net income under HK GAAP	3,552,030	6,223,940	752,001
U.S. GAAP adjustments:
Capitalization of finance costs,
net of related depreciation	3,494	245,884	29,709
Depreciation of revalued
fixed assets	268,600	269,999	32,622
Amortization of goodwill	24,648	24,648	2,978
Amortization of mining rights	9,307	9,307	1,125
Income tax effect of
U.S. GAAP adjustments	(60,904)	(154,109)	(18,620)

Net income under U.S. GAAP	3,797,175	6,619,669	799,815

Basic and diluted net income per
share under U.S. GAAP	RMB0.36	RMB0.60	US$0.07

Effect on owners' equity of significant differences between HK GAAP and U.S. GAAP is as follows:

	As of December 31,

	2003	2004	2004
	RMB'000	RMB'000	US$'000

Owners' equity under HK GAAP	18,742,341	27,156,143	3,281,114
U.S. GAAP adjustments:
Capitalization of finance costs	382,575	577,706	69,801
Revaluation of fixed assets	(3,115,790)	(2,861,717)	(345,764)
Amortization of goodwill	49,296	73,944	8,934
Revaluation of mining rights	(261,728)	(252,421)	(30,499)
Income tax effect of U.S.
GAAP adjustments	(264,815)	742,951	89,766

Owners' equity under U.S. GAAP	15,477,879	25,436,606	3,073,352

In preparing the summary of differences between HK GAAP and U.S. GAAP, the Directors are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenue and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of tangible and intangible assets and income taxes. Actual results could differ from those estimates.

FINAL DIVIDEND

The Company's Board of Directors proposed to declare a final dividend of RMB0.176 per share, totaling RMB1,944,778,000 for 2004 based on 11,049,876,153 shares in the total share capital as of March 28, 2005. The proposal to declare and pay this final dividend is to be submitted to shareholders at the Annual General Meeting scheduled on June 9, 2005 for review and approval.

REVIEW OF OPERATIONS AND PERFORMANCE

2004 was a remarkable year for the Company. Despite critical market challenges and pressure during the year, the Company not only achieved significant increase in business results but also reached the given targets for production, operation and development reforms.

*

Leveraging favorable opportunities in the product market, the Company optimized production arrangement and product mix to improve production and operation management, with an aim at advancing the schedule in the completion of greenfield projects of alumina. Despite the adverse impacts from frequent power shortages and transportation bottleneck, major products recorded a steady and high yield with increasing adaptability to market. In 2004, the Company produced 6,820,000 tonnes of alumina and 770,000 tonnes of primary aluminum, representing an increase of 12.7% and 1.1% over the previous year respectively.

*

The Company built and perfected the bauxite resource securing system, and by way of resource planning and the implementation of management methods, conducted investigating, evaluating, and integrating of internal resources. With expanded efforts in investigation of bauxite resources, the Company built a centralized system for resource development, management and ore supply. As a result, the Company managed to expand the scope of resources control, and duly adjusted the bauxite supply structure toward more reasonable source allocation. In 2004, the Company obtained an additional 120,000,000 tonnes of bauxite reserve, and added 4 new joint venture mines.

*

To speed up its overseas development strategy, the Company proactively explored resources in Brazil, Australia and Vietnam where the Company is going to embark on certain projects upon completion of preliminary work.

*

In May 2004, the Company entered into a non-binding framework agreement with Companhia Valedo Rio Doce of Brazil for establishment of a joint venture in Brazil. Subject to the satisfaction of certain prerequisites under the agreement, the joint venture will commence the feasibility study of establishing a new refinery, ABC Alumina Refinery, for alumina production in Brazil. Phase I of the project is expected to produce 1,800,000 tonnes of alumina per annum with an estimated total investment of US$1,000 million. Currently, the parties thereto have essentially agreed on significant business arrangements and started the feasibility study. The project is expected to commence construction in 2005 and put into operation in 2008.

	*	The Chinese joint parties led by the Company successfully submitted a letter of registration to Queensland government in November 2004 for the bidding of the Aurukun project in Australia.

*

The Company is taking the lead to promote the Dak Nong project in Vietnam and is responsible for preparing the preliminary feasibility study report which is expected to be completed in a foreseeable time of period.

*

In line with the PRC's macroeconomic control policies and market demand, the Company sharpened its core competitive edges by focusing on core businesses to speed up its development. With increased investment in newly-established projects, expansion and technological renovation during 2004, the Company's production capacity of alumina and primary aluminum amounted to 6,470,000 tonnes and 830,000 tonnes, representing an increase of 9% and 12% respectively over the previous year. The Company proactively captured market opportunities in merger and acquisition of aluminium projects at low cost.

*

In January 2005, the Company entered into an agreement with Lanzhou Aluminum Plant concerning acquisition of shares in Lanzhou Aluminum Corporation Limited (the "Lanzhou Aluminum") for a consideration of RMB767,305,000. The Company holds a 28% interest (151,851,442 shares) in the total share cpaital in Lanzhou Aluminum, thus becoming its largest shareholder. Therefore, the Company's production capacity of primary aluminum is expected to increase by 160,000 tonnes.

	*	In January 2004, the Company completed its H Shares placement, raising approximately RMB3.25 billion to finance its development goals.

*

The Company continued to advance the construction of its technological research and development system. Smooth progress of the National Engineering and Technology Research Center for aluminum smelting, backed by Zhengzhou Research Institute, enhanced the research and development capability and facilities of the Company. The research and development projects focusing on energy saving and consumption reduction, output and quality enhancement as well as long-term development achieved the following new progress:

	*	completion of the implementation and industrialization of the production technology for the enhancement of alumina product quality;

	*	industrialization of the technology for the enhancement of the life span of smelting pots and technology development of reinforced electrical currents; and

	*	the significant breakthrough in development of anti-flotation technology for China's medium and low grade diasporite bauxite.

The Company stressed the importance of intellectual property right protection in 2004, the Company's applications for 39 patents of invention and 17 patents of new practical model were all granted protection approvals.

*

With implementation of the second three-year cost reduction plan, the Company promoted the management method of rationalization in production, and optimized technical and economic performance by way of energy saving, consumption reduction and waste elimination. The Company also carried out a system combining sampling and polling inspections to increase effective utilization ratio of equipments.

The Company set up a special panel to supervise business flows and control business risks focusing on construction of internal procedure control in accordance with the Section 404 of US Sarbanes-Oxley Act. The work towards an all-around improvement in management expertise is in progress.

The Company has established complete systems for occupational health and safety, environment protection and quality management which have been certified by the State's authorized accreditation institutions.

PRODUCT MARKET REVIEWS

In 2004, the strong growth in global economy significantly stimulated the consumption of metal, together with the improved structure of metal supply and demand leading to the continuous increase in metal prices. On the other hand, along with China's continuous fast-growing economy, aluminum products are playing an increasingly important role in the national economy.

PRIMARY ALUMINUM MARKET

Driven by the booming global economy and the weak US dollar, the global consumption of primary aluminum is surging at the highest rate in the recent 20 years, resulting in the further increase of metal prices. For 2004, the average three-month primary aluminum futures price on the London Metals Exchange (the "LME") was US$1,723 per tonne (which had surged to US$2,000 per tonne, hitting a new high in 9 years), representing an increase of 20.3% over the previous year, where China still acted as an active support to market. In 2004, the domestic aluminum market experienced noticeable price fluctuations. During the first half year, aluminum prices continued to increase as driven by the international market. The three-month aluminum futures price on Shanghai Futures Exchange (the "SHFE") increased up to RMB19,300 per tonne, being the highest in the past decade. However, domestic aluminum prices recorded considerable fluctuations during the second half year due to the influence of the PRC's macroeconomic control. The annual average three-month futures price on SHFE in 2004 was RMB16,417 per tonne, representing an increase of 13.1% over the previous year.

The global aluminum output for 2004 recorded a moderate growth due to reduced aluminum production in North America. Total domestic primary aluminum output amounted to 6,670,000 tonnes, representing an increase of 20.0% over the previous year. China maintained an increasing consumption of primary aluminum in different industries to various extents. The total domestic primary aluminum consumption was approximately 6 million tonnes in 2004, representing an increase of 15.4% over last year.

ALUMINA MARKET

In 2004, due to the increasing production of primary aluminum in China, there was still an apparent difference between global demand and supply of alumina, causing alumina prices to remain at a high price. The price of alumina imported into China from international markets increased up to US$530 per tonne. The annual average price was US$348 per tonne, representing an increase of 42% from the previous year. In 2004, with the supply shortfall of domestic alumina amounting to nearly 50%, domestic alumina prices remained high and recorded the highest RMB5,300 per tonne. The annual average spot price of domestic alumina in 2004 was RMB4,053 per tonne, representing an increase of 43.9% from the previous year.

During the year, due to fewer production of global alumina projects and the continued rapid growth of global alumina consumption, the global alumina remained at a slight shortage situation. In 2004, the global alumina production volume reached approximately 57,840,000 tonnes, and the consumption volume reached approximately 58,120,000 tonnes. In China, both domestic output and demand of alumina products recorded continuous steady increase: the annual output of alumina products amounted to approximately 7,040,000 tonnes, representing an increase of approximately 15.2% over the previous year; while the demand for alumina was approximately 13,800,000 tonnes, representing an increase of 16.1% over the previous year. In 2004, China imported 5,870,000 tonnes of alumina, representing an increase of 4.6% over the previous year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our 2004 annual report and the financial statements together with the accompanying notes of the Group.

Revenues

The Group's total revenues amounted to RMB33,021.2 million for the year ended December 31, 2004, representing an increase of RMB9,195.2 million, up 38.6%, from the previous year's RMB23,826.0 million. Total revenues include sales of goods and other revenues. Sales of goods accounted for 97.6% and 97.9% of the Group's total revenues for the years ended December 31, 2003 and 2004, respectively. The Group's sales of goods increased by 39.0% from RMB23,245.9 million for the year ended December 31, 2003 to RMB32,313.1 million for the year ended December 31, 2004, representing an increase of RMB9,067.2 million. The increase was primarily due to the increase in selling prices of the Group's principal products such as alumina and primary aluminum, and a growth in external sales volume of alumina was also a major contributor to the increased revenue of the Group. For 2004, the Group's average external selling price for alumina reached RMB3,229.7 per tonne (tax excluded, similarly hereinafter), representing an increase of RMB822.0 per tonne or 34.1% from RMB2,407.7 per tonne for the previous year. The Group's average external selling price for primary aluminum reached RMB13,756.3 per tonne, representing an increase of RMB1,295.8 per tonne or 10.4% from RMB 12,460.5 per tonne of the previous year. The Group's external sales volume of alumina increased from 4,219,600 tonnes of 2003 to 4,870,200 tonnes of 2004, representing an increase of 650,600 tonnes or 15.4% from the previous year. The Group's external sales volume of primary aluminum increased by 13,700 tonnes or 1.8% from746,900 tonnes for the year ended December 31, 2003 to 760,600 tonnes for the year ended December 31, 2004.

Cost of Sales

The Group's total cost of sales increased by RMB5,024.7 million or 30.6% from RMB16,439.5 million in 2003 to RMB 21,464.2 million in 2004. The increase was mainly attributable to a growth in external sales volume of alumina, and the increased unit production costs of primary aluminum and alumina caused by the increase in raw material prices.

Selling and Distribution Expenses

The Group's selling and distribution expenses increased by RMB98.1 million from RMB549.4 million in 2003 to RMB647.5 million in 2004, up 17.9%, which was primarily attributable to the increase in transportation and loading fee and packaging fee by RMB79.1 million.The increase was mainly attributable to the fact that transportation fee increased approximately by RMB56.2 million due to an increase of 15.4% in sales volume of alumina. The rise in transportation fee constituted the increase in the expenses for transportation by RMB16.2 million.

General and Administrative Expenses

General and administrative expenses increased by RMB173.4 million from RMB 1,047.5 million in 2003 to RMB1,220.9 million in 2004, up 16.6%. The increase was mainly due to the increase of RMB94.8 million in relevant taxes other than income tax causing by the expanded business, the increase of RMB30.9 million in remuneration and welfare expense for management members under the Group's incentive plan as result of desirable fulfilment of operating objectives for 2004, as well as the increase of RMB13.4 million in insurance premiums as the Company spent more in the property insurance to strengthen its capability against force majeure risks.

Research and Development

The Group's research and development expenses decreased by RMB40.8 million or 23.5% from RMB 173.4 million in 2003 to RMB132.6 million in 2004. The decrease was primarily due to the fact that the Company put the previous years' research results into practice and conducted meticulous verification for some of the research topics, resulting in a slow down of some of the research projects. The Group will continue to properly invest in the research and development.

Other Income / Expenses

The Group's expenses (net of other income) changed from a net expense of RMB 25.54 million in 2003 to a net expense of RMB3.38 million in 2004. This was attributable to the fact that the Company entered into an agreement with a financial institute in 2004, pursuant to which, the Company paid off the loans of prior years at one go and thus interests of RMB9.78 million were reduced and exempted. Also, the income from foreign exchange increased by RMB10.85 million derived from the increased deposit denominated in foreign currency as a result of excercising placing right in January 2004.

Operating Profit

The Group's operating profit increased by RMB3,881.5 million from RMB5,078.5 million in 2003 to RMB8,960.0 million in 2004, up 76.4%. The Group's operating profit as a percentage of sales of goods increased from 21.8% in 2003 to 27.7% in 2004, mainly attributable to the increase in selling price of alumina, however, the surging in the price of raw materials and energy partially offset the increase.

Finance Costs

The Group's finance costs decreased by RMB42.4 million, or 9.4%, from RMB 451.4 million in 2003 to RMB409 million in 2004. The decrease was mainly attributable to the repayment of part of short-term loans and the adjustment of loan structure for operating capital which lowered the average interest rate.

Income Taxes

The Group's income tax expense increased from RMB 918.9 million in 2003 to RMB2,079.5 million in 2004, which was mainly attributable to the increased profit of the Group. The Group's effective income tax rate was 24.3% in 2004, which was lower than the statutory tax rate of 33.0%. This was mainly because three branches of the Company situated in Guizhou Province, Pingguo County and Qinghai Province in the western region of the PRC were entitled to a preferential income tax rate of 15.0% in connection with the national policy to develop the western region. Certain of the Group's plants are also entitled to preferential income tax treatment for the purchase of domestically-produced equipment in investment projects, resulting in the expenses in income tax decreased by RMB208.9 million.

The effective income tax rate of the Company in 2004 increased by 4.4% as compared to 2003, mainly attributable to a subsidiary of the Company in Shandong Province which ceased to be entitled to an income tax rate of 15.0% as enjoyed in prior years and its rate of income tax in 2004 resumed to 33.0% under the notice from the tax authorities by the end of 2004. Thus, the expenses of income tax increased by RMB202.5 million in 2004. Meanwhile, the Company had been granted approval from the State Tax Bureau of the PRC for consenting the Company to use the tax losses from prior years in 2003, which led to the decrease of income tax by RMB142.3 million in 2003. The two factors mentioned above are the main reasons accounting for the effective income tax rate in 2004 being higher than that in 2003.

Minority Interests

Minority interests increased from RMB 157.37 million in 2003 to RMB243.54 million in 2004 primarily due to the increase in the profit in Shandong Aluminum Company Limited, a subsidiary of the Company in which the Company has minority interests.

Net Profit for the Year

As a result of the foregoing, the Group's net profit for the year increased by 75.2% from RMB 3,552.0 million in 2003 to RMB6,223.9 million in 2004.

Working Capital

As of December 31, 2004, the Group's current assets amounted to RMB14,356.6 million, representing an increase of RMB5,718.0 million over RMB8,638.6 million of 2003.

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the Group's inventories amounted to RMB5,231.9 million, representing an increase of RMB1,106.1 million over the previous year's RMB4,125.8 million. The increase was mainly attributable to the increase in the price and reserve volume of raw materials, resulting in the increase in inventories of raw materials by RMB1,081.9 million.

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the Group's account receivables amounted to RMB1,786.8 million, representing an increase of RMB998.9 million as compared with RMB787.9 in 2003. Of which, bills receivables amounted to RMB1,524.2 million, representing an increase of RMB1,121.3 million over previous year. Trade receivables amounted to RMB262.6 million, representing a decrease of RMB122.4 million from RMB 385 million last year.

Current Liabilities

As of December 31, 2004, the Group's current liabilities amounted to RMB13,193.5 million, representing an increase of RMB2,922.1 million as compared with RMB10,271.4 million in 2003. The increase was mainly attributable to certain amount of premium charged by the Company to customers engaged in the Company's long-term contract of alumina and the prepayment made by some of the customers, resulting in the increase in account received in advance amounted to RMB810.8 million. Due to the increase of projects of capital expenditure, the construction payable increased by RMB824.7 million. Income tax increased as a result of the corresponding increase in the profit of the Company. The Company has been approved by the State to settle and pay its income tax aggregately. According to the requirement of tax laws, in general, income tax of a year shall be paid before 30 April in the following year. Thus, income tax payable increased by RMB513.9 million as of December 31, 2004.

The Group's net current assets amounted to RMB1,163.1 million as of December 31, 2004. This represented an increase of RMB2,795.9 million over the net current liabilities as of December 31, 2003 which was to RMB1,632.8 million. The increase was mainly attributable to the improvement in financing sources and capital structure under the prudent financial policies of the Company.

Capital Expenditures and Capital Commitments

As of December 31 2004, the Group's capital expenditures amounted to RMB10,282.3 million, which mainly consists of the investment of 280,000 tonnes Alumimun poject in the establishment of the aluminum project of an associated company, Huaze Aluminum and Power Company (chinese characters), together with the project of 800,000 tonnes of alumina project in Shanxi, the project of 700,000 tonnes of alumina project in Henan and the project of 300,000 tonnes of alumina project in Zhongzhou as well as the project of technological renovation for the Company's production plants etc. At present, those projects are in smooth progress and the expected results will be reached.

As of December 31, 2004, the Group's capital commitments amounted to RMB8,696.9 million, which mainly consists of the Company's proposed investment in the greenfield and brownfield projects of alumina and primary aluminum production lines. Major projects include alumina projects in Shanxi, Henan and Zhongzhou as well as aluminum projects in Guizhou, Qinghai and Shanxi, together with the projects of technological renovation for outdated equipments.

By virtue of its credit standing and the domestic capital availability, the Group is able to finance its capital expenditure projects and related expenditures through cash generated from operating activities, short-term and long-term borrowings and the proceeds from its global offering.

In light of its long-term development strategy of "Prioritize alumina first, develop aluminum selectively, and boost aluminum fabrication", the Group expects to gradually expand the production capacity of alumina and primary aluminum by investment in new production lines and acquisition of domestic aluminum production lines in good operations. The Group will strive to explore market share and enhance its market competitiveness, so as to improve operating results for better return to shareholders.

Cash and Cash Equivalents

Cash and cash equivalents of the Group as of December 31, 2004 (including foreign currency-denominated deposits) totaled RMB6,223.8 million, comprising US dollars 55.54 million and HK dollars 250,000.

Net Cash Flow from Operating Activities

Net cash from operations increased by 37.7% from RMB6,002.5 million for the year of 2003 to RMB8,265.2 million for the year of 2004. The increase was primarily the result of the increase of the Company's operating profit. Of the net cash from operating activities, RMB456.3 million was used for interest payment and RMB1,736.2 million was used for PRC income tax payment.

Cash Flows from Investing Activities

The Group's cash outlays for capital expenditure projects amounted to RMB5,352.8 million and RMB8,972.4 million in 2003 and 2004 respectively. The capital expenditure in 2004 contributed to the increase of 520,000 tonnes of alumina production capacity.

Cash Flows from Financing Activities

Net cash inflows from financing activities amounted to RMB4,418.0 million in 2004, which was mainly derived from the proceeds of RMB3,250.7 million from the issue of shares, additional bank loans of RMB1,884.5 million and the payment of dividends for 2003 amounting to RMB1,060.8 million. The Group has also established standby credit facilities with domestic banks for an aggregate of RMB32,798.0 million to finance any capital shortfall related to its alumina and primary aluminum projects and for relevant working capital purposes.

Foreign Exchange Rate Risk

The Group conducts its business primarily in Renminbi.

Renminbi is not a freely convertible currency. The restrictions on foreign exchange imposed by the PRC government may result in the material differences between future exchange rate and the current exchange rate or historical exchange rate. The changes in the exchange rate of Renminbi will impact our ability in carrying out operations related to foreign exchange. Those changes will also impact our ability in payment of dividend in HK dollars and in payment of dividend of American Depository Shares in US dollars. The Company believes that it is able and will be able to obtain sufficient foreign exchange to implement the above-mentioned operations.

Future Development and Prospects of Businesses

In 2004, China's GDP growth rate reached 9.5%. China's economy is expected to continue its strong growth in 2005, with increasingly important contribution from industrial growth to the national economy. Also, the relationship between aluminum and the national economy is expected to become even stronger. The recovery of the global economy will further boost aluminum consumption and continue to support the high prices of aluminum and alumina. The PRC macroeconomic control is fostering a promising outlook for the development of the domestic aluminum industry step by step, also providing an opportune time for the Company's growth.

From the Company's perspective, the market situation will continue to be critical in 2005, and production operations continue to face many challenges, mainly including:

* an increase in production cost resulting from the lasting increase in prices of raw materials and power;

* continuing power shortages and transportation bottlenecks could cause difficulties in production and operation;

* cancellation of tax refund for aluminium export out of PRC will decrease aluminium export from the PRC and result in intensified competition in the domestic aluminium market.

For this reason, the Company will take effective measures based on in-depth studies and analysis of the state's policies and the market environment. In 2005, the Company will continue to carry out various innovations to strengthen the management and advance technological progress, together with the Company's rapid growth and all-round success in various tasks, this will lay a solid foundation for the Company to become a first-class world enterprise. The Company's major targets in 2005 are as follows:

*

In addition to securing its advantageous position in the PRC, the Company will speed up construction of alumina and primary aluminum projects, put more efforts in exploitation of bauxite resources to increase its resource and market shares, and further expand financing channels to sharpen its core competitive edge.

*

The Company will place great emphasis on the importance of strategy and decision management by identifying differences from the world leading enterprises. In order to bring management performance to new heights, the Company will consolidate the bases of development in production and operation, marketing, financial control, quality management, risk control and staff caliber.

*

The Company will further reinforce production and operation based on its optimized on-site management, streamline work flows and improve the sampling system of equipment inspection. Also it will prepare and carry out operating plans and management contingency proposals, with emphasis on environmental protection and production safety.

*

Elaborating the crucial role of marketing in corporate operation, the Company will scrutinize market movements and strengthen its capabilities in market forecast, swift reaction and scientific decision making to lay out practicable measures. On the other hand, it will continue to refine its long-standing and steady sales channels and strengthen its sales networks. With flexible sales strategies and dealing modes, the Company aims at effective operation with a global presence by way of effective interaction between the domestic and overseas markets.

*

As for the financial budget management, the Company will improve its budget analysis system to follow up, analyze and monitor the whole process of budget implementation. Meanwhile, the Company will set up a corporate cost management mode and carry out cost objective management to promote application of information technology in financial management.

USE OF PROCEEDS

As of December, 2001, the net proceeds from the Global Offering amounted to approximately RMB3,303 million. As of December 31, 2004, approximately RMB688.5 million was used to settle the current portion of the long-term liabilities and RMB2,614.8 million was used for capital expenditures. The proceeds was all used up at the end of 2004. In January 2004, the Company's net proceeds from its new H Share placement amounted to RMB3,251 million. RMB562 million was used for capital expenditures. The net amount of raising fund was approximately RMB2,689 million, which remained unused are currently deposited with banks.

LITIGATION AND CONTINGENT LIABILITIES

(a) Litigation

As of December 31, 2004, the Group has no significant pending litigation.

(b) Compensation with regard to the formation of an equity joint venture

Pursuant to a memorandum of understanding dated November 12, 2001 (the "MOU") signed between the Company and Alcoa International (Asia) Limited ("Alcoa"), the two parties have agreed to form a 50/50 equity joint venture which will own and operate the alumina and primary aluminum production facilities owned by the Guangxi branch of the Company (the "Pingguo JV"). Pursuant to the Subscription Agreement pertaining to which Alcoa acquired shares in the Company, if the final joint venture agreement of the Pingguo JV is not executed within eight months of the closing of the Company's global offering or if all necessary relevant PRC government approvals for the Pingguo JV are not obtained within 12 months of the closing of the Company's global offering due to the failure of a party to abide by its expressions of intent in the MOU, then that party would be obligated to pay US$7.5 million (approximately RMB62.1 million) to the other party as compensation.

Although the final joint venture agreement was not executed, pursuant to the Supplementary Agreement of the Strategic Investor Subscription Agreement, the Company continues to work actively and closely with Alcoa to conclude the joint venture agreement consistently with its expressed intentions in the MOU. The Company has not made a claim against Alcoa nor, according to the Directors, has Alcoa asserted a claim against the Company for compensatory payment.

With effort contributed by both parties, significant progress was noted, including the finalization of the joint venture agreement, articles of association and electricity supply arrangement. On March 29, 2004, the establishment of the Pingguo JV was approved by the National Development and Reform Commission.

SHARE CAPITAL STRUCTURE

The share capital structure of the Company as of December 31, 2004 was as follows:

	As of December 31, 2004

Shareholders of Domestic Shares or H Shares	No. of shares	Percentage in issued share capital
	(in millions)	(%)

Shareholders of Domestic Shares
Chinalco	4,656.3	42.14
China Cinda	1,610.3	14.57
China Orient	602.2	5.45
China Development Bank	554.9	5.02
Guangxi Investment	196.8	1.78
Guizhou Development	129.4	1.17

Shareholder of H Shares
Alcoa	884.2	8.00
Other shareholders in the public	2,415.7	21.87

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, as of December 31, 2004, the persons other than Directors, Chief Executives or Supervisors of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO") are as follows (the interests in shares and short positions disclosed herein are in addition to those disclosed in respect of the Directors, Chief Executives and Supervisors):

					Percentage in
Name of					the relevant	Percentage
substantial	Class	Number of		Type of	class of	in total
shareholders	of shares	shares held	Capacity	interest	share capital	share capital

Chinalco	Domestic Shares	4,656,261,060(L)	Beneficial owner	corporate	60.08%	42.14%
China Cinda	Domestic Shares	1,610,332,210(L)	Beneficial owner	corporate	20.78%	14.57%
China Orient	Domestic Shares	602,246,135(L)	Beneficial owner	corporate	7.77%	5.45%
China Development Bank	Domestic Shares	554,940,780(L)	Beneficial owner	corporate	7.16%	5.02%
Alcoa Inc.	H Shares	884,200,000(L)	Interest of	corporate	30.55%	8.00%
			controlled
			corporation
Alcoa	H Shares	884,200,000(L)	Beneficial owner	corporate	30.55%	8.00%

EMPLOYEES, PENSION PLANS AND WELFARE FUND

The Group had approximately 68,615 employees as of December 31, 2004. The remuneration package of the employees includes salary, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, child care and education, retirement and other miscellaneous items.

In accordance with applicable PRC regulations, the Group currently joins pension contribution plans organized by provincial and municipal governments, under which each of the Group's plants is required to contribute to the pension fund an amount equal to a specified percentage of the sum of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary varies from plant to plant, ranging from 18.0% to 22.9%, depending in part on the location of the plant and the average age of the employees. The Company also contributes to a welfare fund for its employees. The contributions of the Company to this welfare fund are made at rates ranging from 5% to 10% of the Company's after-tax profit. The Company had not paid retirement benefits to its employees as of December 31, 2004.

DIRECTORS', CHIEF EXECUTIVES' AND SUPERVISORS' INTERESTS IN SHARES OF THE COMPANY

During the year ended December 31, 2004, none of the Directors or Chief Executives or Supervisors or their respective associates had any interests in the Company or any associated corporations (within the meaning of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

During the year ended December 31, 2004, none of the Directors or Chief Executives, Supervisors, senior management or their spouses or children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As of December 31, 2004, the Group had not placed any designated deposits with any financial institution in the PRC, nor had it failed to collect any time deposits upon maturity during the year.

THE CODE OF BEST PRACTICE

During the year ended December 31, 2004, the Company was in compliance with the Code of Best Practice as set out in the Listing Rules.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Wednesday, 11 May, 2005 to Thursday, 9 June, 2005, both days inclusive. In order to be eligible for the final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrar of the Company, Hong Kong Registrars Limited at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, at the close of business on Tuesday, 10 May, 2005.

REPURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

The Company did not redeem any of its shares during 2004. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during 2004.

AUDIT COMMITTEE

The power and written terms of reference in relation to the authorities and duties of the Audit Committee were prepared and adopted in accordance with and with reference to "Guidelines of Effective Operation for Audit Committee" published by the Hong Kong Institute of Certificated Public Accountants and Rule 10A-3 of The Securities Exchange Act of 1934.

PUBLICATION OF ANNUAL RESULTS ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

An annual report of the Company containing all the financial and relevant information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Hong Kong Listing Rules of the Hong Kong Stock Exchange will be posted on the website of the Hong Kong Stock Exchange in due course.

The financial information set out above does not constitute the Company's statutory financial statements for the years ended December 31, 2003 and 2004 but is derived from the consolidated financial statements prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the HKICPA. Those consolidated financial statements for the year ended December 31, 2004, which contain an unqualified auditors report, will be delivered to the Registrar of Companies, and delivered to shareholders as well as made available on the Company's website at http://www.chalco.com.cn.

CORPORATE INFORMATION

Basic conditions of the Company are listed as follows:

Registered name	:	(chinese characters)

Name in English	:	Aluminum Corporation of China Limited

Registered address	:	No. 12B Fuxing Road Haidian District, Beijing People's Republic of China 100814

Place of business	:	No. 12B Fuxing Road Haidian District, Beijing People's Republic of China 100814

Principal place of business in Hong Kong	:	Unit 3103, 31/F., Office Tower, Convention Plaza 1 Harbour Road Wanchai, Hong Kong

Authorised representative	:	Xiao Yaqing

Company Secretary	:	Liu Qiang

Department for corporate information and inquiry	:	Secretarial Office to the Board

Telephone for corporate information and inquiry	:	86-10-6398 5654

Places of listing	:	The Stock Exchange of Hong Kong Limited ("HKSE") New York Stock Exchange, Inc ("NYSE")

Name of share	:	Chalco

Stock code	:	2600 (HKSE) ACH (NYSE)

As at the date of this announcement, the Executive Directors are Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors), Mr. Joseph C. Muscari (Non-Executive Directors) and Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo and Mr. kang Yi (Independent Non-Executive Directors).

Made by order of the board of Directors, each of whom individually and jointly accept responsibility for the accuracy of this announcement.

By the order of the Board of Directors Xiao Yaqing Chairman and Chief Executive Officer
Beijing, PRC 28 March, 2005

* For identification only